U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-07152

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 10-Q
☐ Form 11-K	☐ Form N-SAR
☐ Form 20-F

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 11-K	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-F

For Transition Period Ended: _______________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________

Part I — Registrant Information

Full Name of Registrant: Terremark Worldwide, Inc.

Former Name if Applicable: ___________________________________________________

Address of Principal Executive Office (Street and Number): 2601 South Bayshore Drive

City, State and Zip Code: Miami, Florida 33133

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Terremark Worldwide, Inc. is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 and the required assessment of its internal control over financial reporting as of March 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Terremark has dedicated significant resources to the completion of its financial statements and assessment of its internal control over financial reporting and has made substantial progress. Despite this, there have been delays in completing the 404 assessment process, the financial statements and related Form 10-K filing, primarily attributable to the complex nature of the new requirements under Section 404 of the Sarbanes-Oxley Act and the resource constraints created by such requirements. Terremark continues to dedicate significant resources to the completion of its internal control assessment and the preparation of its financial statements, and currently anticipates filing the Form 10-K on or before the extended deadline of June 29, 2005.

In connection with management’s assessment of its internal control over financial reporting, which is not complete, management has identified numerous internal control deficiencies and is in the process of evaluating the significance of the control deficiencies identified to date that existed at March 31, 2005. Terremark’s management has not, at present, concluded whether any material weaknesses existed in its internal control over financial reporting as of March 31, 2005. However, as management completes its assessment of internal control over financial reporting, it may conclude that certain of the control deficiencies identified, individually or in the aggregate, constitute a material weakness. If a material weakness existed as of March 31, 2005, management will be required to conclude, and report in its 2005 Form 10-K, that the internal controls over financial reporting were not effective at March 31, 2005. In such event, Terremark anticipates that its independent registered public accounting firm would issue an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Jose A. Segrera	305	856-3200

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

Yes   ☒   No    ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒   No    ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Terremark currently estimates that it will report the following results for the year ended March 31, 2005:

Revenue	$48 million
Loss from Operations	$(14) million
EBITDA (loss), as adjusted*	$(8) million
Net loss	$(10) million

These preliminary results for revenue and EBITDA loss, as adjusted* are within the range of financial guidance previously issued by Terremark.

* EBITDA loss, as adjusted is defined as loss from operations less depreciation, amortization and stock based compensation. Depreciation and amortization is estimated at $6 million for the year ended March 31, 2005. As discussed above, given that Terremark has not yet completed the preparation of its financials statements the above estimates are subject to change.

Terremark Worldwide, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2005	By:	/s/ Manuel D. Medina
Manuel D. Medina
Chairman, President and Chief Executive Officer

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